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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Argan, Inc.

(Name of Issuer)

Common Stock, $0.15 Per Share Par Value

(Title of Class of Securities)

746375107

(CUSIP Number)

Jeffery A. Bahnsen, Esq.
Greenberg Traurig, P.A.
450 South Orange Avenue, Suite 650
Orlando, FL 32801
(407) 418-2351

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Kevin Thomas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,173,146

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,173,146

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,173,146

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.8%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Company

The title of the class of equity securities to which this statement relates is the common stock, par value $0.15 per share (the “Common Stock”), of Argan, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is One Church Street, Suite 302, Rockville, MD 20850.

Item 2.	Identity and Background

(a) Name: Kevin Thomas (“Thomas”)

(b) Residence: 6620 Daniels Road, Naples, Florida 34109

(c) Principal Occupation: Employed as the CEO of Vitarich Laboratories, Inc., a wholly-owned subsidiary of the Company located at 4365 Arnold Avenue, Naples, Florida 34104

(d) Thomas has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Thomas has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Thomas was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Florida

Item 3.	Source and Amount of Funds or Other Consideration

On August 31, 2004, the Company, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 31, 2004, with Thomas, Vitarich Laboratories, Inc., a Florida corporation (“Vitarich-Florida”), and AGAX/VLI Acquisition Corporation, a Delaware corporation (“VLI”) and wholly-owned subsidiary of the Company, acquired Vitarich-Florida by way of a merger (the “Merger”) of Vitarich-Florida with and into VLI, with VLI as the surviving company of the Merger. Upon consummation of the Merger, VLI changed its name to Vitarich Laboratories, Inc., which is referred to hereafter as “Vitarich.” Vitarich-Florida (now Vitarich) is in the business of formulating, packaging and distributing whole food dietary, herbal and nutritional supplements and related products, which are marketed globally to retail, wholesale and private label customers, including network marketing companies, health food stores, mass merchandisers, drug stores, food stores, and Internet and mail-order companies.

Pursuant to the Merger Agreement, the outstanding shares of Vitarich-Florida’s common stock (“Stock”) were exchanged for the merger consideration which is an amount equal to the sum of the Initial Consideration and the Additional Consideration (each as described below). Thomas owned all of the outstanding shares of Vitarich-Florida common stock before the Merger.

The Initial Consideration was paid to Thomas at closing in an amount equal to $12,443,750 as follows: (1) $6,050,000 in cash; and (2) through the issuance of 825,000 shares of the Company’s common stock. Pursuant to the Merger Agreement, notwithstanding the fact that the closing price of the Company’s common stock on August 30, 2004 was $6.00 per share, for purposes of calculating the consideration due under the Merger Agreement, the value of each share of the Company common stock was deemed to be $7.75, subject to adjustment as set forth in the Merger Agreement.

On July 5, 2005, Thomas entered into a letter agreement (the “Letter Agreement”) with Vitarich and the Company to further amend the Merger Agreement with respect to the calculation and payment of the Additional Cash Consideration. Pursuant to the Letter Agreement: (i) the Additional Cash Consideration was reduced by an amount of $1,452,000 (the “Earn-back Amount”) as a result of a write-down of the value of Vitarich’s inventory; (ii) the Company agreed to pay Thomas an additional amount equal to the Earn-back Amount less $264,000 (the “Reduced Earn-back Amount”); and (iii) subject to certain conditions, Thomas was given the opportunity to earn back $264,000 (the “Additional Earn-back Amount”) as provided in the Letter Agreement (collectively, the “Transaction”). In furtherance of the Transaction, the Company has agreed to execute and deliver a certain “Subordinated Term Note (Earn-back Obligations)” within the time period specified in the Letter Agreement for payment of 50% of the Reduced Earn-back Amount and the Additional Earn-back Amount, if applicable. The remaining 50% of the Reduced Earn-back Amount and the Additional Earn-back Amount, if applicable, shall be payable by the Company to Thomas through the issuance of capital stock of the Company (valued at $7.75 per share).

In connection with the Transaction, the Company has simultaneously executed and delivered to Thomas a Subordinated Term Note, effective as of June 30, 2005, (“Term Note”) in an amount equal to $2,698,131.00, plus interest at a rate equal to 10% per annum, which interest shall be due and payable on a quarterly basis commencing on October 1, 2005 and continuing on the first day of each October, January, April and July thereafter. Unless prepaid, the principal amount and all accrued interest thereon is due and payable on August 1, 2006. Under the Term Note, the Company is required to prepay a certain amount of the principal amount of the Term Note as provided therein in the event that the Company receives gross cash consideration in connection with one or more public offerings or private placements of the Company’s capital stock during the period from June 30, 2005 to August 1, 2006. In addition, the Company shall not close any transaction involving the acquisition by the Company of all or substantially all of the capital stock, equity interests or assets of any corporation, partnership, limited liability company or any other organization or entity (excluding any its subsidiaries or affiliates) unless on or before the closing of any such acquisition all amounts due under the Term Note have been paid in full.

In addition, on July 5, 2005, the parties to the Original Subordination Agreement have agreed to amend and restate the Original Subordination Agreement pursuant to an Amended and Restated Debt Subordination Agreement, effective as of June 30, 2005, (the “Subordination Agreement”) by and among Debtor, Thomas and the Lender, to reconstitute the Additional Cash Consideration (exclusive of the Reduced Earn-back Amount and the Additional Earn-back Amount) as subordinated debt. Each of the Term Note and the Subordinated Term Note (Earn-back Obligations) and the respective indebtedness evidenced thereby shall be subject to the Subordination Agreement. Under the Subordination Agreement: (i) all of the present and future indebtedness of Debtor to Thomas (“Junior Debt”, as defined in greater detail in the Subordination Agreement) to the full and final payment of all the present and future indebtedness of Debtor to Lender (“Superior Debt”, as defined in greater detail in the Subordination Agreement) to the extent provided in the Subordination Agreement; (ii) Thomas transferred and assigned to Lender all of his rights, title and interest in and to, and granted to Lender a security interest in, the Junior Debt; and (iii) Thomas appointed Lender as his attorney-in-fact for the purposes provided in the Subordination Agreement for as long as any of the Superior Debt remains outstanding. Except as otherwise provided in the Subordination Agreement and until such time that the Superior Debt is satisfied in full, Debtor shall not, among other things, directly or indirectly, in any way, satisfy any part of the Junior Debt, nor shall Thomas, among other things, enforce any part of the Junior Debt or accept payment from Debtor or any other person for the Junior Debt or give any subordination in respect of the Junior Debt.

Copies of the Letter Agreement, the Term Note and the Subordination Agreement are attached hereto as Exhibits 10.4, 10.5 and 10.6, respectively.

Item 4.	Purpose of Transaction

See Item 3 above regarding the purpose for Thomas’ acquisition of the securities of the Company. Except as set forth above, Thomas has not formulated any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors of management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

(h) Causing a class of the securities of the Company to be delisted from a national securities exchange or cease to be authorized to be traded in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j) Any action similar to any of those listed above.

Item 5.	Interest in Securities of the Company

(a) Aggregate number and percentage of Common Stock beneficially owned by Thomas: See Items 11 and 13 on the applicable cover page.

(b) Shared versus sole voting and dispositive power with respect to Thomas: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Except as set forth above, Thomas has not effected any transactions in the securities of the Company during the past 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by Thomas.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except as set forth in Items 3 and 4 of this Schedule 13D, Thomas does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of August 31, 2004, by and between Thomas, Vitarich-Florida, the Company and VLI (incorporated by reference herein to Exhibit 2.1 to Argan Inc’s. Current Report on Form 8-K/A filed with the Commission on September 17, 2004).

Exhibit 2	Registration Rights Agreement, dated as of August 31, 2004, by and between Thomas and the Company (incorporated by reference herein to Exhibit 10.1 to Argan Inc’s. Current Report on Form 8-K filed with the Commission on September 7, 2004).

Exhibit 3	Employment Agreement, dated as of August 31, 2004, by and between Thomas and Vitarich (incorporated by reference herein to Exhibit 10.2 to Argan Inc’s. Current Report on Form 8-K filed with the Commission on September 7, 2004).

Exhibit 4	Letter Agreement, dated as of June 30, 2005 and executed July 5, 2005, by and between Thomas, Argan and Vitarich (incorporated by reference herein to Exhibit 10.1 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on July 7, 2005).

Exhibit 5	Form of Subordinated Term Note (Earn-back Obligations) to be issued by Argan in favor of Kevin Thomas (incorporated by reference herein to Exhibit 10.2 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on July 7, 2005).

Exhibit 6	Subordinated Term Note in the amount of $2,698,131, dated as of June 30, 2005 and executed July 5, 2005, by Argan in favor of Thomas (incorporated by reference herein to Exhibit 10.3 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on July 7, 2005).

Exhibit 7	Amended and Restated Debt Subordination Agreement, dated as of June 30, 2005 and executed July 5, 2005, by and between Thomas, Argan, Inc., Southern Maryland Cable, Inc. and Bank of America, N.A. (includes as Exhibit A, a Form of Subordinated Term Note) (incorporated by reference herein to Exhibit 10.4 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on July 7, 2005).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2005

/s/ Kevin Thomas
Kevin Thomas

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated as of August 31, 2004, by and between Thomas, Vitarich-Florida, the Company and VLI (incorporated by reference herein to Exhibit 2.1 to Argan Inc’s. Current Report on Form 8-K/A filed with the Commission on September 17, 2004).

Exhibit 2	Registration Rights Agreement, dated as of August 31, 2004, by and between Thomas and the Company (incorporated by reference herein to Exhibit 10.1 to Argan Inc’s. Current Report on Form 8-K filed with the Commission on September 7, 2004).

Exhibit 3	Employment Agreement, dated as of August 31, 2004, by and between Thomas and Vitarich (incorporated by reference herein to Exhibit 10.2 to Argan Inc’s. Current Report on Form 8-K filed with the Commission on September 7, 2004).

Exhibit 4	Letter Agreement, dated as of June 30, 2005 and executed July 5, 2005, by and between Thomas, Argan and Vitarich (incorporated by reference herein to Exhibit 10.1 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on July 7, 2005).

Exhibit 5	Form of Subordinated Term Note (Earn-back Obligations) to be issued by Argan in favor of Kevin Thomas (incorporated by reference herein to Exhibit 10.2 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on July 7, 2005).

Exhibit 6	Subordinated Term Note in the amount of $2,698,131, dated as of June 30, 2005 and executed July 5, 2005, by Argan in favor of Thomas (incorporated by reference herein to Exhibit 10.3 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on July 7, 2005).

Exhibit 7	Amended and Restated Debt Subordination Agreement, dated as of June 30, 2005 and executed July 5, 2005, by and between Thomas, Argan, Inc., Southern Maryland Cable, Inc. and Bank of America, N.A. (includes as Exhibit A, a Form of Subordinated Term Note) (incorporated by reference herein to Exhibit 10.4 to Argan Inc.’s Current Report on Form 8-K filed with the Commission on July 7, 2005).